Exhibit 99.2

Results of the vote VIA optronics AG Annual General Meeting on 29 December 2021

item of agenda		Number of shares for which valid votes were cast	Share of nominal capital represented by the valid votes in %	For	For in %	Against	Against in %	proposed resolution
2	Resolution on the Discharge of the Management Board	3,203,105	70.70	3,200,635	99.9229	2,470	0.0771	accepted
3	Resolution on the Discharge of the Supervisory Board	3,923,105	86.59	3,920,635	99.9370	2,470	0.0630	accepted
4	Resolution on the Appointment of the Auditor of the IFRS Consolidated Financial Statements and the Consolidated Financial Statements in accordance with the German Commercial Code of the Financial Year 2021	3,957,425	87.35	3,957,425	100.0000	0	0.0000	accepted
5 a)	Resolution on the Election of Supervisory Board Members, here Mr. Shuji Aruga	3,957,376	87.35	3,505,423	88.5795	451,953	11.4205	accepted
5 b)	Resolution on the Election of Supervisory Board Members, here Mr. Arthur R. Tan	3,957,375	87.35	3,497,532	88.3801	459,843	11.6199	accepted

The percentages can be mathematically rounded.